OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden hours per response..... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019979

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44705

MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investex Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
50 Broad Street, Suite 2037
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alfred Schrott (212) 422-4400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Eichler Bergsman and Co., LLP
(Name — *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Alfred Schrott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investex Securities Group, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Principal

Title

Notary Public

IMOGENE BEVERLEY HENRY
Notary Public, State of New York
No. 01HE6061054
Qualified in Kings County
Commission Expires July 09, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of [illegible] Cash Flows.
- [X] (e) *Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.*
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Paul Eichler
Michael E. Silverman

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Investex Securities Group, Inc.

We have audited the accompanying statement of financial condition of Investex Securities Group, Inc., (the "Company") as of December 31, 2001, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investex Securities Group, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eichler Bergsman & Co., LLP

New York, New York
February 22, 2002

INVESTEX SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets	
Cash and cash equivalents	$ 416,761
Deposit with clearing broker (Note 4)	100,000
Due from brokers	134,337
Other assets	4,231
Total assets	$ 655,329

Liabilities and stockholders' equity

Liabilities:	
Accrued expenses and other liabilities (Note 2)	$ 275,329
Commitments (Note 3)	
Stockholders' equity: (Notes 5 and 6)	
Common stock, $.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding	$ 10
Paid-in capital	154,990
Retained earnings	225,000
Total stockholders' equity	$ 380,000
Total liabilities and stockholders' equity	$ 655,329

The accompanying notes are an integral part of these financial statements.